Exhibit 99.2

CYBERARK SOFTWARE LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 21, 2018
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Donna Rahav and Josh Siegel, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of CyberArk Software Ltd. (the "Company") that the undersigned is/are entitled to vote at the close of business on May 15, 2018, at the Annual General Meeting of Shareholders (the "Meeting"), to be held at the executive offices of the Company, 9 Hapsagot St., Park Ofer B, Petach- Tikva, Israel, on June 21, 2018 at 4:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Proxy Statement (the "Proxy Statement") relating to the Meeting.

The undersigned acknowledges receipt of the Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given with respect to any of the proposals for the Meeting, this Proxy will be voted "FOR" with respect to each of the Proposals, and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CYBERARK SOFTWARE LTD.

June 21, 2018, 4:00 p.m. (Israel time)

Please mark, sign, date and
mail your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH PROPOSAL LISTED BELOW. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
		FOR	AGAINST	ABSTAIN
1a.
To re-elect Ehud (Udi) Mokady for a term of approximately three years as a Class I director of the Company, until the Company’s annual general meeting of shareholders to be held in 2021 and until his successor is duly elected and qualified.
		☐	☐	☐

1b.
To re-elect David Schaeffer for a term of approximately three years as a Class I director of the Company, until the Company’s annual general meeting of shareholders to be held in 2021 and until his successor is duly elected and qualified.
		☐	☐	☐

2.
To approve, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law, a grant for 2018 of options to purchase ordinary shares of the Company, par value NIS 0.01 per share, or ordinary shares, restricted share units (RSUs) and performance share units (PSUs), to the Company’s Chairman and Chief Executive Officer, Ehud (Udi) Mokady.
		☐	☐	☐

3.
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2018 and until the Company’s 2019 annual general meeting of shareholders, and to authorize the Company’s Board to fix such accounting firm’s annual compensation.
		☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the annual general meeting or any adjournment or postponement thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.